MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2012 and audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of August 13, 2012 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, “intend”, “believe”, “anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2012 SECOND QUARTER HIGHLIGHTS

	Second Quarter	Second Quarter		First Quarter
	2012	2011	Change	2012	Change
Operating
Silver Equivalent Ounces Produced	2,102,222	1,843,830	14%	2,007,219	5%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,917,248	1,780,379	8%	1,826,803	5%
Payable Silver Ounces Produced(1)	1,888,132	1,761,697	7%	1,766,160	7%
Total Cash Costs per Ounce(2)	$ 8.83	$ 8.32	6%	$ 8.96	-1%
Total Production Cost per Tonne(2)	$ 26.97	$ 30.03	-10%	$ 29.24	-8%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$ 28.69	$ 39.08	-27%	$ 32.79	-13%
Financial
Revenues ($ millions)	$ 54.8	$ 68.0	-19%	$ 57.8	-5%
Mine Operating Earnings ($ millions)	$ 31.1	$ 46.8	-34%	$ 35.7	-13%
Net Earnings ($ millions)	$ 15.3	$ 30.6	-50%	$ 26.4	-42%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$ 30.6	$ 46.4	-34%	$ 37.1	-17%
Cash and Cash Equivalents at June 30 and March 31 ($ millions)	$ 70.9	$ 105.0	-32%	$ 85.3	-17%
Working Capital at June 30 ($ millions)	$ 94.6	$ 100.9	-6%	$ 108.3	-13%
Shareholders
Earnings Per Share ("EPS") - Basic	$ 0.14	$ 0.30	-51%	$ 0.25	-42%
Cash Flow Per Share(2)	$ 0.29	$ 0.45	-35%	$ 0.35	-17%
Weighted Average Shares Outstanding for the Periods Ended June 30	105,798,950	103,396,753	2%	105,440,048	0%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 16 and 17.

  Adjusted EPS (a non-GAAP measure) for the three months ended June 30, 2012 was $0.19, after removing $0.8 million in acquisition costs for Silvermex, $1.1 million in legal fees for the First Silver trial and $3.6 million in losses from investment in silver futures and marketable securities.

  Increased silver equivalent production by 14% compared to the second quarter of 2011 and though average silver prices fell 27%, the Company managed to limit the reduction of revenues to only 19% compared to the second quarter of 2011.

  Increased silver equivalent production by 5% compared to the first quarter of 2012 and though average silver prices fell 13% compared to the prior quarter, the Company managed to limit the reduction of revenues to only 5% compared to the first quarter of 2012.

  Produced 2,102,222 of silver equivalent ounces compared to 1,843,830 silver equivalent ounces produced in the second quarter of 2011. Produced 1,917,248 ounces of silver compared to 1,780,379 ounces of silver produced in the second quarter of 2011.

  Continued to focus on cost control in a lower silver price market. Production costs per tonne decreased 10% to $26.97 per tonne compared to $30.03 per tonne in the second quarter of 2011, reflecting efficiencies from economies of scale as a result of 28% increase in tonnes of ore milled during the second quarter of 2012.

  In July 2012, the Company completed the acquisition of Silvermex Resources Inc. (“Silvermex”), whereby First Majestic acquired all of the issued and outstanding common shares of Silvermex. Total consideration for the transaction is valued at approximately $137.0 million at the date of acquisition. Silvermex’s La Guitarra Silver Mine, located in the State of Mexico, has now become First Majestic’s fourth operating mine and is expected to contribute 0.4 million silver equivalent ounces of production to the Company’s consolidated production in the second half of 2012.

  Cash cost per ounce for the second quarter of 2012 was $8.83, an increase of 6% compared to $8.32 in the second quarter of 2011. Cash cost per ounce was higher primarily due to a 17% decrease in consolidated head grades compared to the second quarter of 2011.

  Generated revenues of $54.8 million for the quarter ended June 30, 2012, a decrease of $13.3 million or 19% compared to $68.0 million in the second quarter of 2011, due to a decrease of 27% in average realized silver prices.

  Recognized mine operating earnings of $31.1 million compared to $46.8 million in the second quarter of 2011, a decrease of $15.7 million or 34%, due to lower revenues and higher depreciation, depletion and amortization expense.

  Cash flows from operations before movements in non-cash working capital and income taxes in the second quarter of 2012 decreased by 34% to $30.6 million ($0.29 per share) compared to $46.4 million ($0.45 per share) in the second quarter of 2011.

  Silvermex Resources Inc. and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until then, management recommends caution when relying on the previously filed technical reports relating to the La Guitarra Silver Mine.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2012		2011				2010
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	382,172	337,940	369,310	366,308	333,710	314,712	319,908	295,328
La Parrilla	169,786	147,938	121,109	89,972	77,363	74,503	78,537	76,618
San Martin	63,841	72,305	74,584	73,879	71,004	67,291	68,730	62,275
Consolidated	615,799	558,183	565,003	530,159	482,077	456,506	467,175	434,221
Silver ounces produced
La Encantada	1,022,094	846,391	1,076,096	1,020,467	1,133,654	1,136,419	1,049,811	1,160,468
La Parrilla	690,954	719,143	628,836	449,771	395,716	319,405	395,161	402,760
San Martin	204,200	261,269	252,725	238,627	251,009	313,384	312,360	260,142
Consolidated	1,917,248	1,826,803	1,957,657	1,708,865	1,780,379	1,769,208	1,757,332	1,823,370
Silver equivalent ounces produced
La Encantada	1,041,292	861,506	1,092,189	1,029,336	1,139,336	1,138,624	1,050,911	1,163,887
La Parrilla	843,307	860,739	738,919	511,301	443,304	363,648	448,592	483,608
San Martin	217,623	284,974	270,420	251,133	261,190	323,094	328,484	273,003
Consolidated	2,102,222	2,007,219	2,101,528	1,791,770	1,843,830	1,825,366	1,827,987	1,920,498
Cash cost per ounce
La Encantada	$8.35	$9.69	$7.49	$8.04	$7.61	$7.17	$7.71	$6.23
La Parrilla	$8.35	$8.14	$8.22	$7.90	$8.84	$10.66	$7.06	$7.09
San Martin	$12.75	$8.67	$9.70	$10.74	$10.72	$9.85	$8.87	$10.52
Consolidated	$8.83	$8.96	$8.01	$8.39	$8.32	$8.26	$7.78	$7.03
Production cost per tonne
La Encantada	$21.30	$23.27	$20.78	$21.46	$24.09	$23.80	$23.30	$22.62
La Parrilla	$33.46	$38.87	$42.46	$41.32	$45.88	$42.60	$38.07	$38.74
San Martin	$43.66	$38.64	$38.64	$37.20	$40.67	$45.34	$43.05	$45.10
Consolidated	$26.97	$29.24	$27.47	$26.86	$30.03	$30.04	$28.70	$28.68

Consolidated Production Results for the Three and Six Months Ended June 30, 2012 and 2011

Quarter Ended June 30,		CONSOLIDATED FIRST MAJESTIC	Year to Date Ended June 30,
2012	2011	RESULTS	2012	2011
615,799	482,077	Ore processed/tonnes milled (3)	1,173,982	938,583
164	198	Average silver grade (g/t)	171	205
59%	58%	Recovery (%)	58%	58%
1,917,248	1,780,379	Total silver ounces produced	3,744,051	3,549,587
-	-	Pre-commercial silver ounces produced (3)	28,639	-
1,917,248	1,780,379	Commercial silver ounces produced	3,715,412	3,549,587
1,888,132	1,761,697	Payable silver ounces produced (1)	3,654,292	3,513,008
533	337	Gold ounces produced	1,144	688
3,005,209	1,392,132	Pounds of lead produced	6,181,871	2,580,044
1,423,890	26,103	Pounds of zinc produced	2,744,616	26,103
4,628	1,755	Tonnes of iron ore produced	9,224	2,137
2,102,222	1,843,830	Total production - ounces silver equivalent	4,109,441	3,669,196
$8.83	$8.32	Total cash cost per ounce (1)(3)	$8.90	$8.29
$8.80	$8.22	Total production cost per ounce (1)(2)(3)	$8.94	$8.02
$26.97	$30.03	Total production cost per tonne (1)(2)(3)	$28.05	$30.03
13,627	8,456	Underground development (m)	27,870	15,205
35,965	12,446	Diamond drilling (m)	65,159	18,239

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

Production

Total production for the second quarter of 2012 was 2,102,222 ounces of silver equivalents consisting of 1,917,248 ounces of silver, 533 ounces of gold, 3,005,209 pounds of lead, 1,423,890 pounds of zinc and 4,628 tonnes of iron ore. Silver equivalent production increased by 14% compared to the 1,843,830 ounces of silver equivalents produced in the second quarter of 2011, which consisted of 1,780,379 ounces of silver, 337 ounces of gold, 1,392,132 pounds of lead, 26,103 pounds of zinc and 1,755 tonnes of iron ore. Compared to the first quarter of 2012, production increased by 5% from 2,007,219 ounces of silver equivalents, which consisted of 1,826,803 ounces of silver, 3,176,662 pounds of lead, 611 ounces of gold, 1,320,726 pounds of zinc and 4,596 tonnes of iron ore. The increase in production was primarily due to a 10% increase in mill throughput, as La Parrilla’s cyanidation circuit had its first full quarter of commercial production and the installation of an additional ball mill at La Encantada. Production increased in spite of challenges at each mine, such as drought conditions at San Martin, lower grades from the open pit at La Parrilla and lower grades from the #1 tailings dam at La Encantada.

No production from Silvermex was included in First Majestic’s second quarter operations as the acquisition was completed on July 3, 2012, after the quarter was closed.

Cash Cost per Ounce

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits), which is a non-GAAP measure and a standard of the Silver Institute, for the second quarter of 2012 was $8.83 per ounce of silver compared to $8.32 in the second quarter of 2011 and $8.96 in the first quarter of 2012.

Cash cost per ounce for the second quarter consists of production costs of $8.80, transportation, smelting and refining costs of $2.28, royalty cost of $0.10, net of by-product credits of $2.35. Production costs per ounce increased $0.58 per ounce compared to the second quarter of 2011, primarily due to lower average head grades. Transportation, smelting and refining costs increased by $0.81 per ounce on average in the second quarter of 2012 compared to the second quarter of 2011, due to an increase in shipments of concentrates from the new La Parrilla flotation circuit, which increased from 1,825 tonnes of concentrates in the second quarter of 2011 to 4,982 tonnes in the second quarter of 2012. Smelting and refining costs per ounce for these concentrates was $5.43 per ounce in the current quarter. By-product credits have increased by $0.98 per ounce compared to the second quarter of 2011 due to higher lead and zinc production from the new La Parrilla flotation plant.

Head Grades and Recoveries

The overall average head grade for the second quarter of 2012 was 164 grams per tonne (“g/t”), a 7% decrease compared to 177 g/t in the first quarter. At the La Encantada mine, fresh ore was mixed with tailings from the tailing dam #1 which has lower grades compared to tailing dam #2 but has demonstrated historically better recoveries at the mill. At the La Parrilla mine, the increase in production from oxides ore came from the open pit which has lower head grades than the underground oxide ore. In order to try to compensate for the lower head grades, the ore processed from combined operations during the second quarter of 2012 was 615,799 tonnes, representing a 10% increase in throughput compared to the first quarter of 2012.

Combined recoveries for all mines in the second quarter was 59%, an increase from 57% in the first quarter of 2012. Since installing a new ball mill at La Encantada in mid-April, recoveries have been consistently improving due to a higher proportion of fresh ore being processed and a better mixture with the tailings of dam #1. Although tailings of dam #1 have lower grades, they resulted in historically better recoveries. These factors resulted in an increase in La Encantada’s recoveries from 43% in the first quarter to 49% in the second quarter. Efforts are continuing to optimize the recoveries at La Encantada, which reached 55% for several days in the month of June. Under ideal conditions, with a revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings. Management is also continuing with a number of metallurgical studies and pilot tests, which are expected to further improve recoveries. The SO2 pilot plant demonstrated that recoveries could be improved but management concluded it would be uneconomical at current silver prices due to the high costs of reagents and transportation, and as a result other alternatives are being evaluated.

Development and Exploration

The underground development in all of the Company’s operations and projects continued aggressively with the objective of preparing the different areas within the mines for future expanded production. A total of 13,627 metres of underground development were completed in the second quarter of 2012 compared to 14,243 metres completed in the first quarter of 2012 and 8,456 metres in the second quarter of 2011. In the first half of 2012, a total of 27,870 metres of underground development were completed compared to 15,205 metres in the first half of 2011. Total development in the second quarter increased 61% compared to the same quarter of the prior year in order to maintain the pace for increased fresh ore production rates at La Encantada and expanded production at La Parrilla. At the San Martin mine, new veins are being explored and development is focusing on preparing these new areas for production. At the Del Toro mine, the various ore bodies are being prepared for production which is expected to commence in the fourth quarter of 2012.

Diamond drilling programs are progressing aggressively on a companywide basis during the second quarter of 2012 with 35,965 metres from 140 holes consisting primarily of definition drilling and surface exploration drilling, representing a 23% increase from the 29,194 metres drilled in the first quarter of 2012. A total of 65,159 metres of diamond drilling were completed in the first half of 2012, an increase of 257% compared to 18,239 metres in the first half of 2011. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning. In addition, new exploration areas are being evaluated to continue to extend the life of the Del Toro mine. Currently, the Company has a total of 21 diamond drill rigs operating on its properties.

During the quarter ended June 30, 2012, the Company spent $18.5 million on its mineral properties and a further $14.6 million on plant and equipment. This compares to $6.4 million invested in mineral properties and $12.4 million in plant and equipment in the second quarter of 2011. The increase in capital expenditures was primarily attributed to the mill expansion at the La Parrilla Silver Mine, underground development at Del Toro, and the equipment purchased for the new Del Toro processing plant. The Company is also aggressively increasing its exploration and development programs to prepare for additional mill expansions and to drive further resource upgrades.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Three and Six Months Ended June 30, 2012 and 2011

Quarter Ended June 30,		LA ENCANTADA	Year to Date Ended June 30,
2012	2011	RESULTS	2012	2011
382,172	333,710	Ore processed/tonnes milled	720,112	648,422
169	208	Average silver grade (g/t)	175	216
49%	51%	Recovery (%)	46%	50%
1,022,094	1,133,654	Total silver ounces produced	1,868,485	2,270,073
1,016,983	1,127,985	Payable silver ounces produced (1)	1,859,009	2,258,722
63	24	Gold ounces produced	82	50
4,628	1,755	Tonnes of iron ore produced	9,224	2,137
1,041,292	1,139,336	Total production - ounces silver equivalent	1,902,798	2,277,960
$8.35	$7.61	Total cash cost per ounce (1)	$8.97	$7.39
$8.01	$7.13	Total production cost per ounce (1)(2)	$8.62	$6.87
$21.30	$24.09	Total production cost per tonne (1)(2)	$22.23	$23.95
3,535	2,721	Underground development (m)	7,456	5,558
5,451	3,493	Diamond drilling (m)	11,489	4,534

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve in excess of 4,000 tpd processing throughput and was re-rated to 4,000 tpd. Average throughput for the first half of 2012 was 4,236 tpd. Since the installation of the additional ball mill, the plant has reached a maximum intake level of 2,000 tpd of fresh ore during the months of May and June, offset by reducing the intake proportion of the tailings feed.

A total of 1,041,292 equivalent ounces of silver were produced by the La Encantada plant during the second quarter of 2012, which was an increase of 21% compared with the 861,506 equivalent ounces of silver produced in the preceding quarter, primarily attributable to higher fresh ore input, and a decrease of 9% compared to the 1,139,336 equivalent ounces of silver produced in the second quarter of 2011.

Tonnes milled in the second quarter increased 13% to 382,172 tonnes processed compared to 337,940 tonnes processed in the first quarter of 2012 and increased 15% compared to the 333,710 tonnes processed in the second quarter of 2011. The average head grade decreased 6% to 169 g/t compared to 181 g/t in the first quarter of 2012 and decreased 18% compared to 208 g/t in the second quarter of 2011, summarized as follows:

	Q2 2012	Q1 2012	Change	Q2 2011	Change
Tonnes Milled
Fresh ore	135,593	78,817	72%	84,525	60%
Tailings	246,579	259,123	-5%	249,185	-1%
Total	382,172	337,940	13%	333,710	15%
% Tonnes Milled
Fresh ore	35%	23%	52%	25%	40%
Tailings	65%	77%	-16%	75%	-14%
Grades
Fresh ore	259	293	-12%	257	1%
Tailings	120	147	-18%	192	-38%
Average	169	181	-6%	208	-18%

Efforts are continuing to optimize the recoveries at La Encantada, which increased from 43% in the first quarter of 2012 to 49% in the current quarter. On April 19, 2012, a third ball mill was successfully installed and became fully operational on May 1st, bringing the fresh ore mill capacity to 1,800 tpd, an increase of approximately 80% when compared to the first quarter of 2012. The Company is also processing lower grade but coarser tailings from the #1 tailings dam because the silver is proving easier to separate from the manganese in the coarser tailings and because of lower manganese content in general in the #1 tailings dam. The increase in the ratio of ore processed from the mine relative to ore from the old tailings assisted in improving overall grades and recoveries at the processing plant, as did the processing of the lower grade and lower manganese content from the #1 tailings dam. Silver recoveries in the month of June reached 55% for several days at the mill and it is anticipated that these increased levels will continue for the remainder of the year, due to the increased ratio of fresh ore versus the old tailings. Management is also continuing with a number of metallurgical studies and pilot tests, which are expected to further improve recoveries later in the year.

Continuing with the underground mine development program from 2011 to increase the blending of fresh ore with tailings, a total of 3,535 metres were developed in the second quarter of 2012 compared to 2,721 metres of development completed in the second quarter of 2011, an increase of 30%. During the first six months of 2012, a total of 7,456 metres were developed, an increase of 34% compared to 5,558 metres developed in the first half of 2011. Underground development is currently focused on areas within the mine which contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe and the new 990 chimney. Once fully developed in the third quarter, these areas are anticipated to come into production and to contribute to an overall higher grade and recovery for La Encantada.

Due to the extensive underground exploration program underway, a new breccia pipe adjacent to the chimney at level 990 was discovered in the second quarter. This new discovery is currently being tested and preliminary results are proving positive for additional silver reserves. Three diamond drill rigs are active at La Encantada, two on surface and one underground, with the objective of defining additional Reserves and Resources. A new NI 43-101 Technical Report will be released during the first quarter of 2013.

A total of 5,451 metres of diamond drilling were completed in the second quarter of 2012 compared to 6,038 metres in the first quarter of 2012. During the first six months of 2012, a total of 11,489 metres of diamond drilling and a total 7,456 metres of underground development have been completed.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter Ended June 30, 2012 and 2011

Quarter Ended June 30,		LA PARRILLA	Year to Date Ended June 30,
2012	2011	RESULTS	2012	2011
169,786	77,363	Ore processed/tonnes milled (3)	317,724	151,866
166	208	Average silver grade (g/t)	175	196
76%	76%	Recovery (%)	79%	75%
690,954	395,716	Total silver ounces produced	1,410,097	715,121
-	-	Pre-commercial silver ounces produced (3)	28,639	-
690,954	395,716	Commercial silver ounces produced	1,381,458	715,121
667,969	383,957	Payable silver ounces produced (1)	1,331,281	692,714
226	62	Gold ounces produced	360	162
3,005,209	1,392,132	Pounds of lead produced	6,181,871	2,580,044
1,423,890	26,103	Pounds of zinc produced	2,744,616	26,103
843,307	443,304	Total production - ounces silver equivalent	1,704,046	806,952
$8.35	$8.84	Total cash cost per ounce (1)(3)	$8.23	$9.65
$8.50	$9.24	Total production cost per ounce (1)(2)	$8.31	$9.70
$33.46	$45.88	Total production cost per tonne (1)(2)	$35.89	$44.27
5,247	3,390	Underground development (m)	10,286	5,434
6,816	2,764	Diamond drilling (m)	12,385	5,157

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

La Parrilla includes a 2,000 tpd dual processing plant consisting of new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The cyanidation circuit was commissioned effective March 1, 2012, and the plant, including flotation and cyanidation circuits, is currently operating at a combined capacity of 2,040 tpd. At the newly designed run rate of 2,000 tpd, it is anticipated that La Parrilla will produce in the range of 3.0 to 3.2 million ounces of silver equivalent annually.

A total of 30,456 silver equivalent ounces from the cyanidation circuit prior to commissioning were capitalized in the quarter ended March 31, 2012.

The new tailings filters were installed and became fully operational at the end of the second quarter. These tailing filters reduce the need for new water intake by re-circulating over 80% of the water back into the milling process. The end result from the tailings filter is a dry tailings paste which requires a smaller land footprint compared to slurry, or wet tailing ponds. In addition, the risk of groundwater contamination is virtually eliminated. La Parrilla is now the second operation of First Majestic that utilizes this new environmentally friendly technology.

During a ceremony held on July 28, 2012, the Governor of the State of Durango, Jorge Herrera Caldera, inaugurated the new Central Laboratory at La Parrilla. This laboratory is in the ISO certification process and will provide centralized services, including certified assays and metallurgical studies, to all the mines and projects of the consolidated First Majestic group of companies. At the same time, the Governor acted as witness in a public ceremony culminating with the Company signing an Agreement with the La Parrilla community as part of our Sustainable Development program in which First Majestic has contributed with the paving of streets, supply of potable water, garbage collection and some other public works.

Total production at the La Parrilla Silver Mine was 843,307 equivalent ounces of silver in the second quarter of 2012, which was a decrease of 2% compared to the first quarter of 2012, and an increase of 90% compared to the second quarter of 2011. The composition of the silver equivalent production in the second quarter of 2012 consisted of 690,954 ounces of silver, 226 ounces of gold, 3,005,209 pounds of lead and 1,423,890 pounds of zinc. This compares with a composition of 719,143 ounces of silver, 134 ounces of gold, 3,176,662 pounds of lead and 1,320,726 pounds of zinc produced in the first quarter of 2012, and 395,716 ounces of silver, 62 ounces of gold, 1,392,132 pounds of lead, and 26,103 pounds of zinc in the second quarter of 2011.

In the second quarter of 2012, a total of 169,786 tonnes of ore were processed at La Parrilla, representing an increase of 15% when compared with the 147,938 tonnes processed in the first quarter of 2012, and an increase of 119% when compared with the 77,363 tonnes processed in the second quarter of 2011. During the quarter, 80,756 tonnes of oxide ore with an average grade of 147 g/t were extracted from the open pit area at the Quebradillas mine compared to 59,103 tonnes of oxide ore with an average grade of 151 g/t in the first quarter of 2012. Recovery levels of silver in the second quarter were 76% compared to 81% in the first quarter of 2012 and 76% in the second quarter of 2011. Lead and zinc concentrates are now grading at approximately 1.9% for lead and 1.8% for zinc. Silver recoveries for flotation were 85% compared to 89% in the previous quarter, this decline was due to an adjustment done in the flotation area to improve the quality of the lead concentrates. Silver recoveries for cyanidation were 65% due to additional ore being produced at the open pit operation with lower grade and the effects of an area that has a high content of silica impacting the final recoveries, consistent with the previous quarter.

A total of 5,247 metres of underground development were completed in the second quarter of 2012, compared to 5,039 metres in the first quarter of 2012. In the first six months of 2012, a total of 10,286 metres were developed, an increase of 89% compared to 5,434 metres in the first six months of 2011. As part of the mine’s expansion program, an extensive underground development program and a new ramp system is under construction including a new production shaft. Once completed in 2013, an underground rail system connecting the different operations to the shaft will be constructed and is expected to be completed by early 2014. This investment is intended to improve logistics, transportation of ore and is expected to ultimately reduce cash costs.

A total of 6,816 metres of diamond drilling were completed in the second quarter of 2012 compared to 5,569 metres of diamond drilling in the first quarter and 2,764 metres in the second quarter of 2011. A total of 12,385 metres of diamond drilling were completed year to date, an increase of 140% compared to 5,157 metres completed in the first half of 2011. Currently, there are five diamond drill rigs operating at La Parrilla, four are on surface and one is underground. More than 25,000 metres of drilling are planned for 2012 representing the continuation of an aggressive investment in exploration at La Parrilla, both at La Parrilla’s underground mines and in the La Parrilla regional area. The focus during this expanded exploration program will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first ever regional exploration program undertaken on this very large 69,460 hectare property. The aggressive regional mapping program started in 2011 and was concluded in late March and defined a broad regional exploration program covering the entire property with favourable results on a number of anomalies. The exploration program has also indicated the continuation of the Rosario vein system both at depth and along strike which is connecting the San Marcos vein with the Rosario vein system. Following the conclusion of a regional geophysics program in the second quarter, a regional exploration drill program designed to target all the geological anomalies in far reaching areas within La Parrilla’s large 69,460 hectare land package will commence for the first time. These regional anomalies, never explored by modern techniques, will be drilled during the second half of 2012. The results of this exciting program are expected to be released in late 2012 in an updated NI 43-101 Technical Report.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter Ended June 30, 2012 and 2011

Quarter Ended June 30,		SAN MARTIN	Year to Date Ended June 30,
2012	2011	RESULTS	2012	2011
63,841	71,004	Ore processed/tonnes milled	136,146	138,295
133	141	Average silver grade (g/t)	138	159
75%	78%	Recovery (%)	77%	80%
204,200	251,009	Total silver ounces produced	465,469	564,393
203,180	249,755	Payable silver ounces produced (1)	464,002	561,572
244	251	Gold ounces produced	702	476
217,623	261,190	Total production - ounces silver equivalent	502,597	584,284
$12.75	$10.72	Total cash cost per ounce (1)	$10.46	$10.24
$13.71	$11.56	Total production cost per ounce (1)(2)	$12.03	$10.57
$43.66	$40.67	Total production cost per tonne (1)(2)	$41.00	$42.94
2,172	1,944	Underground development (m)	4,698	3,441
12,066	4,488	Diamond drilling (m)	21,271	6,142

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 16.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 kilometres north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure.

In the second quarter of 2012, a total of 63,841 tonnes were processed at the San Martin Silver Mine, representing a decrease of 12% when compared to the 72,305 tonnes milled in the first quarter of 2012 and 10% compared to the 71,004 tonnes milled in the second quarter of 2011. The average head grade was 133 g/t in the second quarter of 2012, compared to the 142 g/t in the first quarter of 2012 and 141 g/t in the second quarter of 2011.

During the quarter, the Bolaños Mining District experienced drought conditions causing a shortage of water which had a negative effect on expected production of approximately 80,000 ounces in the quarter. Total production of 217,623 ounces of silver equivalent in the second quarter of 2012 was 24% lower than the 284,974 ounces of silver equivalent produced in the first quarter of 2012 and 17% lower than the 261,190 equivalent ounces of silver produced in the second quarter of 2011. These conditions have now returned to normal due to the recent seasonal rains that have come to the area.

The ounces of silver equivalent in the second quarter of 2012 consisted of 204,200 ounces of silver and 244 ounces of gold. This compares with 261,269 ounces of silver and 458 ounces of gold produced in the first quarter of 2012 and 251,009 ounces of silver and 251 ounces of gold in the second quarter of 2011. Silver recovery levels in the second quarter of 2012 was 75%, compared to 79% in the first quarter of 2012 and 78% in the second quarter of 2011.

During the quarter, severe drought conditions throughout much of Mexico and parts of the southern United States have left many communities, farming areas, cattle ranches and mining operations without normal water supplies. Second quarter production results at San Martin were lower, by approximately 80,000 ounces, due to the local Bolaños river, which supplies water to the region becoming completely dry. The Company acted quickly to assist the town of San Martin de Bolaños by building a 10 kilometre pipeline from a water source near the mine. The excess water was used for the milling operations, which is now back to normal conditions. In addition, the seasonal rains have begun in the region resulting in the Bolaños River now being full of water relieving the need for the pipeline which can now be used as a back-up system for the future.

Over two years ago, First Majestic anticipated the importance of water conservation in Mexico. The Company’s first mitigation effort was the installation of the tailings filtration system at the La Encantada operations which resulted in over 80% of the water being re-used in the milling operations. Due to the successful retention of water from the application of these filters, this same application was added to the recent expansion at the La Parrilla Silver Mine. These new filters are now fully operational, and are now saving over 80% of the water previously used at La Parrilla. In addition, the Del Toro Silver Mine, which has been under construction now for 15 months, will also be using the same tailings filtration system, and the San Martin mill is planning to install the same technology in 2013.

As part of the Sustainable Development Program, the Company has also signed an agreement with the town of San Martin de Bolaños to complete the construction of a sewage treatment facility which was abandoned several years ago. This facility is expected to be operational within six months, saving water and preserving the environment.

Due to the benefits for the communities and the Company resulting from First Majestic's conservation methods, the Company has adopted a policy of installing tailings filtration systems and sewage water treatment facilities at each of its mining operations.

Two new large leaching tanks are currently under construction replacing some older and smaller tanks. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer and more efficient systems with less environmental footprint. Further improvements are scheduled which will include new clarification filters and tailings filters to recirculate water and improve environmental conditions.

During the quarter, a total of 12,066 metres of diamond drilling were completed compared with 9,205 metres of drilling in the previous quarter. During the first six months of 2012, a total of 21,271 metres of diamond drilling were completed, an increase of 246% compared with 6,142 metres in the first six months of 2011. Five drill rigs are currently active within the San Martin property focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosarios and Condesa veins which are returning positive results. In addition, a new North/South system of veins has been discovered and is in the process of being defined.

For 2012, the focus will be to develop additional ounces within the Zuloaga, La Esperanza and Rosarios/Huichola vein systems. The early results of the exploration drilling program at the Rosarios/Huichola veins have returned very positive results; showing the definition of a new North/South system of veins that were previously unknown. Five drill rigs are currently active within the San Martin property, two underground and three on surface. The Company is planning to release a new NI 43-101 Technical Report prior to the end of 2012.

La Guitarra Silver Mine, Mexico State, Mexico

Pursuant to completion of the acquisition of Silvermex Resources Inc. (see “Acquisition of Silvermex Resources Inc.”) on July 3, 2012, the 100% owned La Guitarra Silver Mine has become the Company’s fourth producing asset in Mexico.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, approximately 130 kilometres south west from Mexico City. The 100% owned surface rights position covers 397 square kilometres and over 15 kilometres of strike length.

First Majestic management has been following developments at the La Guitarra mine for over five years. An aggressive exploration program is being evaluated to be developed in the multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec mining District.

The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The Company plans to maintain production levels at current levels of 350 tpd for the remainder of 2012. A development program is being defined to prepare the mine for a first ramp up stage in which, by the first quarter of 2013, throughput is planned to reach 500 tpd through the flotation circuit. No production from the La Guitarra mine was included in the Company’s operating results in the first half of 2012.

Subsequent to the completion of the acquisition, concentrates being produced at La Guitarra are being shipped to La Parrilla for further leaching in the cyanidation process, where the La Parrilla processing plant is converting this production into doré bars to reduce smelting and refining costs and to improve La Guitarra’s economics.

Silvermex Resources Inc. and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until then, management recommends caution when relying on the previously filed technical reports relating to the La Guitarra Silver Mine.

Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with an anticipatedcommencement of construction in the third quarter of 2013. At 1,000 tpd through cyanidation, production would be expected to reach 2 million ounces of silver doré annually.

Two drill rigs are currently active at the La Guitarra mine, one on surface and one underground.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively.

During the quarter, the Del Toro Silver Mine, which was a division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, was transferred into a newly formed subsidiary of the Company, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

The Company was granted a permit for a 1,000 tpd flotation mill and is currently undergoing re-permitting for a 4,000 tpd dual processing operation. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in the fourth quarter of 2012, expanding to 2,000 tpd by the fourth quarter of 2013 and finally reaching 4,000 tpd by the middle of 2014. The permitting process is continuing with the Mexican government authorities to complete the permitting process for the cyanidation circuit and enlarged processing facilities. Approval for the permit is expected in the third quarter of 2012. During the second quarter, the Company issued a Preliminary Economic Assessment and an updated NI 43-101.

Construction of the new milling facility is well underway and currently on schedule. After the completion of the platform construction at the mill site, foundations were poured at the crushing, flotation and thickener areas in the second quarter. In addition, mechanical installation also began at the crushing, flotation and thickener areas. Construction of the sewage water treatment plant for the town of Chalchihuites was completed during the first quarter and was tested during the second quarter. Once the mill construction is completed, the Company is looking forward to being able to recirculate the waste water from the area back into a collection facility for treating and reuse, not only saving the environment but also conserving water in the region. Also, 95% of the required equipment for the flotation circuit and 65% of the equipment for the cyanidation circuit has been ordered and is in the process of being delivered. The new 115,000 KW power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

In order to prepare Del Toro for production, an extensive development program was launched in late 2010 consisting of constructing three access ramps into ore bodies 1, 2 and 3 at San Juan, an access ramp into the Perseverancia chimney and an access ramp in Dolores. These access ramps have also allowed for the construction of crosscuts for drilling to further define additional Reserves and Resources.

To date, the main ramp into the San Juan mine is now at level 10, which will be the first production level of this mine. This ramp is now 2,173 metres in length and close to 258 metres in vertical distance from surface. This main ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013, and will act as an access to the three main ore bodies which will be developed during 2012. To date, access has been completed to ore body 1 and ore body 2 at San Juan and access to ore body 3 is still in development with 186 metres developed during the second quarter. Development at the San Juan mine for preparation for the upcoming production stage also continued during the quarter, including a new pump station, new powder magazines and the initial work of a new underground shop.

At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 825 metres in length, to gain access to the chimneys. While developing this ramp, a new vein was discovered which was named the “San Nicolas vein”. This vein has been correlated to old mine workings 1,000 metres to the northeast from the Perseverancia mine. The discovery of the San Nicolas vein has opened a new development area and to date 1,251 metres of development has been completed in an access ramp on two different levels, 50 metres apart. Two drill rigs were assigned to this area and are currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies. Three holes have been completed and the results appear very favourable, pending results from the final assays. Underground development is continuing into the very prospective Perseverancia mine which is turning out to be very successful. The San Nicolas discovery was intersected in November 2011 due to this focus. The Company will be releasing a newly updated NI 43-101 Technical Report before the end of the third quarter to include some of this new resource and improved grade and metallurgical results.

At the Dolores mine, over 1,638 metres have been developed to date in different workings including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Total underground development at Del Toro in the second quarter amounted to 2,673 metres compared to 2,757 metres in the previous quarter. In the first six months of 2012, a total of 5,430 metres were developed compared to 772 metres in the first half of 2011. This development program will continue over the next twelve months to support planned production levels while construction of the new processing plant is underway.

During the quarter, thirty holes were completed for a total of 11,632 metres. In the first six months of 2012, a total of 20,014 metres of diamond drilling were completed compared to 2,405 metres in the first half of 2011. Six drill rigs are currently active at site, with three on surface and three underground. Drilling continues in order to infill previous holes, and test for additional resources and to upgrade previously defined measured and indicated resources.

The Company has plans to invest an estimated $58.5 million in construction of the phase one flotation circuit, equipment and underground development of which $23.8 million has been spent during the first half of 2012. In addition, the Company anticipates it may be required to make some prepayment deposits for long lead time equipment related to the phase 2 cyanidation project in 2013, however the amount of the deposits is not determinable at this time.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Mineral Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, SA de CV, and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% net smelter royalty (“NSR”), the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the fourth quarter of 2011 in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in the second half of 2012. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. There has been opposition from indigenous people and non-government organizations (“NGOs”), which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. To date, $0.9 million has been invested and is expect to be completed in 2014. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

Rosario Silver Project and Other Silvermex Exploration Properties

Pursuant to the acquisition of Silvermex, the Company acquired numerous exploration stage properties from the transaction. Management is reviewing the exploration program for the Rosario and San Juan properties in the Sinaloa, Mexico area to commence during 2013. The Company is assessing the other properties acquired to define if these additional properties fit within the Company's portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE FOR THE QUARTER AND YEAR TO DATE ENDED JUNE 30, 2012 AND 2011

“Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Total cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed interim consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2012				Three Months Ended June 30, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$18,456				$18,112
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination				(198)				103
Cost of sales (mine)	$2,841	$6,299	$9,118	$18,258	$3,473	$4,173	$10,569	$18,215
Add: Third party smelting and refining	91	2,907	462	3,460	87	1,458	480	2,025
Deduct: By-product credits	(382)	(3,594)	(457)	(4,433)	(387)	(1,795)	(225)	(2,407)
Deduct: Employee benefits	-	-	(703)	(703)	(460)	(160)	(2,533)	(3,153)
Inventory changes	91	15	248	354	(26)	(114)	294	154
Other non-cash costs	(47)	(53)	(172)	(272)	(9)	(166)	(4)	(179)
Total cash cost (A)	$2,594	$5,574	$8,496	$16,664	$2,678	$3,396	$8,581	$14,655

Tonnes processed	63,841	169,786	382,172	615,799	71,004	77,363	333,710	482,077
Total ounces of silver produced	204,200	690,954	1,022,094	1,917,248	251,009	395,716	1,133,654	1,780,379
Deduct: Metal deduction ounces	1,020	22,985	5,111	29,116	1,254	11,759	5,669	18,682
Payable ounces of silver produced (B)	203,180	667,969	1,016,983	1,888,132	249,755	383,957	1,127,985	1,761,697

Mining cost per ounce	$4.09	$2.94	$1.80	$2.45	$4.11	$3.38	$1.12	$2.04
Milling cost per ounce	7.34	4.37	5.35	5.22	4.93	4.06	5.02	4.80
Indirect cost per ounce	2.28	1.19	0.86	1.13	2.52	1.80	0.99	1.38
Total production cost per ounce	$13.71	$8.50	$8.01	$8.80	$11.56	$9.24	$7.13	$8.22
Transport and other selling costs cost per ounce	0.48	0.60	0.34	0.45	0.36	0.48	0.25	0.32
Smelting and refining costs cost per ounce	0.45	4.35	0.45	1.83	0.35	3.80	0.43	1.15
Royalties per ounce	0.00	0.27	0.00	0.10	-	-	-	-
By-product credits cost per ounce	(1.89)	(5.37)	(0.45)	(2.35)	(1.55)	(4.68)	(0.20)	(1.37)
Total cash cost per ounce (A/B)	$12.75	$8.35	$8.35	$8.83	$10.72	$8.84	$7.61	$8.32

Mining cost per tonne	$13.03	$11.56	$4.79	$7.51	$14.47	$16.77	$3.80	$7.45
Milling cost per tonne	23.36	17.20	14.23	15.99	17.36	20.13	16.97	17.53
Indirect cost per tonne	7.27	4.70	2.29	3.47	8.84	8.98	3.32	5.05
Total production cost per tonne	$43.66	$33.46	$21.30	$26.97	$40.67	$45.88	$24.09	$30.03

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2012				Six Months Ended June 30, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$35,149				$34,931

Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination				(299)				(55)
Cost of sales (mine)	$5,661	$12,617	$16,572	$34,850	$6,782	$7,490	$20,604	$34,876
Add: Third party smelting and refining	145	6,370	815	7,330	167	2,790	939	3,896
Deduct: By-product credits	(1,095)	(7,678)	(871)	(9,644)	(591)	(3,154)	(300)	(4,045)
Deduct: Employee benefits	-	-	(928)	(928)	(710)	(162)	(4,571)	(5,443)
Inventory changes	199	(227)	1,279	1,251	122	(71)	21	72
Other non-cash costs	(57)	(107)	(215)	(379)	(21)	(208)	(7)	(236)
Total cash cost (A)	$4,853	$10,975	$16,652	$32,480	$5,749	$6,685	$16,686	$29,120

Tonnes produced	136,146	308,606	720,112	1,164,864	138,295	151,866	648,422	938,583
Total ounces of silver produced	465,469	1,381,458	1,868,485	3,715,412	564,393	715,121	2,270,073	3,549,587
Deduct: Metal deduction ounces	1,467	50,177	9,476	61,120	2,821	22,407	11,351	36,579
Payable ounces of silver produced (B)	464,002	1,331,281	1,859,009	3,654,292	561,572	692,714	2,258,722	3,513,008

Mining cost per ounce	$3.72	$2.82	$1.77	$2.40	$3.99	$3.42	$1.11	$2.03
Milling cost per ounce	6.30	4.31	5.96	5.40	4.36	4.38	4.87	4.69
Indirect cost per ounce	2.01	1.18	0.89	1.14	2.22	1.90	0.89	1.30
Total production cost per ounce	$12.03	$8.31	$8.62	$8.94	$10.57	$9.70	$6.87	$8.02
Transport and other selling costs cost per ounce	0.48	0.62	0.38	0.48	0.42	0.47	0.23	0.31
Smelting and refining costs cost per ounce	0.31	4.79	0.44	2.01	0.30	4.03	0.42	1.11
Royalties per ounce	-	0.28	-	0.10	-	-	-	-
By-product credits cost per ounce	(2.36)	(5.77)	(0.47)	(2.63)	(1.05)	(4.55)	(0.13)	(1.15)
Total cash cost per ounce (A/B)	$10.46	$8.23	$8.97	$8.90	$10.24	$9.65	$7.39	$8.29

Mining cost per tonne	$12.69	$12.17	$4.56	$7.53	$16.21	$15.61	$3.87	$7.58
Milling cost per tonne	21.47	18.59	15.39	16.95	17.71	19.99	16.95	17.56
Indirect cost per tonne	6.84	5.13	2.28	3.57	9.02	8.67	3.13	4.89
Total production cost per tonne	$41.00	$35.89	$22.23	$28.05	$42.94	$44.27	$23.95	$30.03

Note - The table above does not include 28,639 silver ounces of pre-commercial production from the La Parrilla cyanidation circuit expansion project during the six months ended June 30, 2012, which were produced at a cost of $442,000.

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD FOR THE QUARTER AND YEAR TO DATE ENDED JUNE 30, 2012 AND 2011

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended		Year to Date Ended
Revenue Analysis	June 30,		June 30,
(expressed in thousands of dollars, except ounce
and per ounce amounts)	2012	2011	2012	2011
Net Revenues as reported	$54,774	$68,040	$112,589	$123,306
Add back: Smelting and Refining Charges	3,459	1,701	7,331	3,362
Gross Revenues	58,233	69,741	119,920	126,668
Payable equivalent silver ounces sold	2,030,050	1,784,397	3,911,548	3,530,523
Average consolidated gross revenue per payable equivalent silver ounces sold	$28.69	$39.08	$30.66	$35.88
Average market price per ounce of silver per COMEX	$29.45	$38.42	$31.03	$35.08

(1)

The La Parrilla cyanidation mill expansion project was inaugurated and achieved commercial stage of production on March 1, 2012. Therefore, sales receipts of $1.0 million in the six months ended June 30, 2012 in connection with the sale of 30,456 silver equivalent ounces of concentrates during the pre-operating period were recorded as a reduction of capital in the construction in progress account and were excluded from the above revenue analysis.

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Condensed Interim Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for Earnings Per Share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended June 30, 2012 compared to the quarter ended June 30, 2011 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	June 30, 2012	June 30, 2011

Revenues	$54,774	$68,040	(1)
Cost of sales	18,456	18,112	(2)
Gross margin	36,318	49,928
Depletion, depreciation and amortization	5,259	3,134	(3)
Mine operating earnings	31,059	46,794	(4)
General and administrative	5,095	3,346	(5)
Share-based payments	2,405	1,772	(6)
Acquisition costs	781	-	(7)
Accretion of decommissioning liabilities	99	112
Foreign exchange (gain) loss	(492)	284	(8)
Operating earnings	23,171	41,280	(9)
Investment and other (loss) income	(3,627)	381	(10)
Finance costs	(468)	(388)
Earnings before income taxes	19,076	41,273
Current income tax (recovery) expense	(3,072)	9,445
Deferred income tax expense	6,827	1,235
Income tax expense	3,755	10,680	(11)
Net earnings for the period	$15,321	$30,593	(12)
Earnings per share (basic)	$0.14	$0.30	(12)
Earnings per share (diluted)	$0.14	$0.29

1.

Revenues for the quarter ended June 30, 2012 decreased by $13,266,000 or 19% to $54,774,000 from $68,040,000 in the second quarter of 2011. Despite a 14% increase in silver equivalent production compared to the second quarter of 2011, revenue decreased as a result of lower silver prices, as average revenue per payable equivalent ounces sold decreased by 27% from the second quarter of 2011. In addition, higher smelting and refining costs related to increased concentrate output from the expanded La Parrilla flotation circuit also reduced net revenues.

2.

Cost of sales in the second quarter was $18,456,000, which is comparable to $18,112,000 in the second quarter of 2011. Additional cost of sales related to a 14% increase in production was mostly offset by a favourable 15% depreciation of the average exchange rate for the Mexican peso against the U.S. dollar when compared to the same quarter of the prior year.

3.

Depletion, depreciation and amortization increased from $3,134,000 in the second quarter of 2011 to $5,259,000 in the second quarter of 2012, an increase of $2,125,000 or 68%. The increase was due to incremental depreciation expense from the new La Parrilla cyanidation and flotation circuits, as well as higher depletion expense from a 28% increase in tonnage of ore milled.

4.

Mine operating earnings in the second quarter of 2012 were $31,059,000, a decrease of $15,735,000 when compared to $46,794,000 for the same quarter in the prior year. Despite a 14% production growth while maintaining cost of sales at similar levels as last year, mine operating earnings decreased due to lower silver and metal by-product prices and increase in depletion, depreciation and amortization expenses compared to the second quarter of 2011.

5.

General and administrative expenses for the quarter increased by $1,749,000 or 52% compared to the same quarter in the prior year due to $1.1 million in legal litigation fees related to the First Silver trial during the quarter, higher professional fees, additional administrative expenses for new European subsidiaries and increase in salaries and employee benefits required to remain competitive in the market for qualified personnel.

6.

Share-based payments expense for the quarter increased by $633,000 or 36% compared to the same quarter in the prior year. The increase was primarily due to more stock options granted in the first half of 2012 compared to the same period of the prior year. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

During the quarter ended June 30, 2012, the Company incurred acquisition costs of $781,000 related to the acquisition of Silvermex. The transaction, completed subsequent to the quarter, was valued at $137.0 million and total transaction costs estimated for the acquisition are approximately $2.0 million.

8.

Foreign exchange gain for the quarter was $492,000 compared to a loss of $284,000 in the second quarter of 2011. The foreign exchange gain for the quarter primarily reflects the effect of the strengthening of the US dollar during the three months ended June 30, 2012 on the Company’s monetary liabilities that are not denominated in US dollars.

9.

Operating earnings decreased by $18,109,000 or 44% to $23,171,000 for the quarter ended June 30, 2012, compared to operating earnings of $41,280,000 for the quarter ended June 30, 2011, due to decrease in mine operating earnings and higher share-based payments, general and administrative expenses and acquisition costs.

10.

During the quarter ended June 30, 2012, the Company recognized an investment loss of $3,627,000 compared to an investment income of $381,000 in the same quarter in the prior year. The investment loss is primarily attributed to a net loss of $2,514,000 on the Company’s investment in silver futures and $1,168,000 on mark- to-market of investment in marketable securities.

11.

During the quarter ended June 30, 2012, the Company recorded an income tax expense of $3,755,000 compared to an income tax expense of $10,680,000 in the quarter ended June 30, 2011. The decrease in income tax expense was attributed to a decrease in the effective tax rate from 26% in the second quarter of 2011 to 20% in the current quarter, as well as the effects of favourable foreign exchange rate during the period.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended June 30, 2012 decreased 50% to $15,321,000 or basic earnings per share of $0.14 compared to net earnings of $30,593,000 or $0.30 per common share in the quarter ended June 30, 2011.

For the year to date ended June 30, 2012 compared to the year to date ended June 30, 2011 (in $000’s, except for share amounts):

	Year to Date Ended	Year to Date Ended
	June 30, 2012	June 30, 2011

Revenues	$112,589	$123,306	(1)
Cost of sales	35,149	34,931	(2)
Gross margin	77,440	88,375
Depletion, depreciation and amortization	10,712	5,938	(3)
Mine operating earnings	66,728	82,437	(4)
General and administrative	9,512	7,538	(5)
Share-based payments	5,230	3,661	(6)
Acquisition costs	781	-	(7)
Accretion of decommissioning liabilities	202	231
Foreign exchange (gain) loss	(217)	309	(8)
Operating earnings	51,220	70,698	(9)
Investment and other income	1,954	3,856	(10)
Finance costs	(867)	(506)
Earnings before income taxes	52,307	74,048
Current income tax expense	1,777	13,668
Deferred income tax expense	8,851	5,917
Income tax expense	10,628	19,585	(11)
Net earnings for the period	$41,679	$54,463	(12)
Earnings per share (basic)	$0.39	$0.54	(12)
Earnings per share (diluted)	$0.39	$0.51

1.

Revenues for the year to date ended June 30, 2012 decreased by $10,717,000 or 9% to $112,589,000 from $123,306,000 in the same period of the prior year. Despite an increase of 11% in total commercial production, revenues decreased due to a 15% decrease in average realized silver price to $30.66 per ounce in the year to date ended June 30, 2012. In addition, higher smelting and refining costs related to increased concentrate output from the expanded La Parrilla flotation circuit also reduced net revenues.

2.

Cost of sales for the year to date ended June 30, 2012 was $35,149,000, comparable to $34,931,000 in the same period of 2011. Additional costs associated with an 11% increase in commercial production but were offset by 11% depreciation of the Mexican peso against the U.S. dollar, resulting in lower cost of sales.

3.

Depletion, depreciation and amortization increased by $4,774,000 or 80% to $10,712,000 for the year to date ended June 30, 2012, primarily due to higher depletion expense attributed to a 25% increase in tonnage of ore milled. Depreciation expense also increased upon successful commissioning of the La Parrilla flotation circuit in the fourth quarter of 2011 and cyanidation circuit in first quarter of 2012 resulting in full quarter of depreciation expense in the second quarter.

4.

Mine operating earnings decreased by $15,709,000 or 19% to $66,728,000 for the year to date ended June 30, 2012, compared to $82,437,000 for the same period in the prior year. This is primarily due to the $10,717,000 decrease in revenues and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year to date ended June 30, 2012 increased by $1,974,000 or 26% compared to the same period of the prior year due to $1.1 million in legal litigation fees related to the First Silver trial, higher professional fees, additional administrative expenses for the new European subsidiaries and increase in salaries and employee benefits.

6.

Share-based payments expense for the year to date ended June 30, 2012 increased by $1,569,000 or 43% compared to the same period of the prior year. The increase was primarily due to more stock options granted in the first half of 2012 compared to the same period of the prior year. The Company’s higher share price at time of grant compared to the prior years also contributed to the increase in the Company’s share-based payments expense.

7.

During the quarter ended June 30, 2012, the Company incurred acquisition costs of $781,000 related to the acquisition of Silvermex. The transaction, completed subsequent to the quarter, was valued at $137.0 million and total transaction costs estimated for the acquisition are approximately $2.0 million.

8.

Foreign exchange gain for the year to date ended June 30, 2012 was $217,000 compared to a loss of $309,000 in the same period of 2011. The foreign exchange gain for the current period primarily reflects the effect of the weakening of non-US dollar currencies during the three months ended June 30, 2012 on the Company’s monetary liabilities that are not denominated in US dollars.

9.

Operating earnings decreased by $19,478,000 or 28% to $51,220,000 for the year to date ended June 30, 2012, compared to operating earnings of $70,698,000 for the year to date ended June 30, 2011, due to the decrease in mine operating earnings associated with lower revenue and higher depletion, depreciation and amortization expense.

10.

During the year to date ended June 30, 2012, investment income was $1,954,000 compared to investment and other income of $3,856,000 in the same period of the prior year. The income is primarily attributed to gain of $2,342,000 on silver futures contracts and $549,000 loss on mark-to-market adjustments of marketable securities.

11.

During the year to date ended June 30, 2012, the Company recorded an income tax expense of $10,628,000 compared to $19,585,000 in the same period of 2011. The decrease in income tax expense was attributed to a decrease in the effective tax rate to 20% for the six months ended June 30, 2012, compared to 26% for the same period of 2011, as well as effects of favourable foreign exchange rate during the period.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the year to date ended June 30, 2012 was $41,679,000, or basic earnings per share of $0.39 compared to net earnings of $54,463,000 or $0.54 per common share for the same period of 2011.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2012		2011				2010
Financial Highlights	Q2(1)	Q1(2)	Q4(3)	Q3(4)	Q2(5)	Q1(6)	Q4(7)	Q3(8)
Revenue	$54,774	$57,815	$60,801	$61,407	$68,040	$55,266	$40,092	$32,614
Cost of sales	$18,456	$16,693	$16,383	$15,473	$18,112	$16,819	$12,977	$14,195
Depletion, depreciation and amortization	$5,259	$5,453	$6,035	$3,467	$3,134	$2,804	$3,131	$2,545
Mine operating earnings	$31,059	$35,669	$38,383	$42,467	$46,794	$35,643	$23,984	$15,874
Net earnings after tax	$15,321	$26,358	$21,339	$27,772	$30,593	$23,870	$13,654	$10,059
Basic earnings per share	$0.14	$0.25	$0.20	$0.27	$0.30	$0.24	$0.14	$0.11
Diluted earnings per share	$0.14	$0.24	$0.20	$0.26	$0.29	$0.23	$0.13	$0.10

Notes:

1.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

2.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

3.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

4.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

5.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

6.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

7.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,599,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to an $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred income tax expenses.

8.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $919,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

2012 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for the remainder of 2012. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

Following the recent Silvermex acquisition, the Company’s 2012 production guidance has been adjusted for the additional production from the La Guitarra Silver Mine as well as other operational improvements at the existing operations. The Company now expects to produce between 8.4 to 8.7 million pure silver ounces, up from the previous 2012 guidance of 8.2 to 8.7 million silver ounces. Total silver equivalent production is now expected to be between 9.2 to 9.5 million ounces, up from the previous guidance of 8.8 to 9.3 million equivalent ounces.

Furthermore, grades, recoveries and costs in the first half of 2012 were reviewed and analyzed in detail to establish more precise guidance for the second half of the 2012 fiscal year. Based on lower projected head grades for the remainder of the year, the Company expects full year cash cost to be $8.84, a modest 2% increase from $8.61 from the previous 2012 guidance. The revised economic and operating assumptions are listed in the table below with the expected costs per tonne and total cash costs per ounce for the remainder of 2012. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

	First Half	Second Half	2012 Revised	2012 Prior
OPERATING PARAMETERS	Actual	Outlook	Outlook	Outlook
La Encantada
Total Tonnes Processed ('000s)	720	737 - 778	1,457 - 1,498	1,231 - 1,300
Operating Days	170	178	348	342
Grade (g/t)	175	180	177	207
Recovery (%)	46	56	51	51
Ag Ounces from Production ('000s)	1,868	2,388 - 2,521	4,256 - 4,389	4,193 - 4,426
Total Equivalent Ounces Production ('000s)	1,903	2,388 - 2,521	4,291 - 4,424	4,193 - 4,426
La Parrilla
Total Tonnes Processed ('000s)	318	319 - 336	637 - 654	579 - 611
Operating Days	171	177	348	330
Grade (g/t)	175	166	171	183
Recovery (%)	79	77	78	77
Ag Ounces from Production ('000s)	1,410	1,314 - 1,387	2,724 - 2,797	2,671 - 2,819
Total Equivalent Ounces Production ('000s)	1,704	1,601 - 1,692	3,305 - 3,396	3,063 - 3,234
San Martin
Total Tonnes Processed ('000s)	136	145 - 153	281 - 290	279 - 294
Operating Days	163	170	333	330
Grade (g/t)	138	140	139	140
Recovery (%)	77	80	79	80
Ag Ounces from Production ('000s)	465	523 - 552	988 - 1,017	1,003 - 1,059
Total Equivalent Ounces Production ('000s)	503	558 - 589	1,061 - 1,092	1,064 - 1,123
Del Toro
Total Tonnes Processed ('000s)	n/a	27 - 29	27 - 29	74 - 78
Operating Days	n/a	30	30	82
Grade (g/t)	n/a	176	176	197
Recovery (%)	n/a	76	76	80
Ag Ounces from Production ('000s)	n/a	120 - 127	120 - 127	383 - 404
Total Equivalent Ounces Production ('000s)	n/a	175 - 185	175 - 185	489 - 516
La Guitarra
Total Tonnes Processed ('000s)	n/a	57 - 60	57 - 60	n/a
Operating Days	n/a	180	180	n/a
Grade (g/t)	n/a	225	225	n/a
Recovery (%)	n/a	88	88	n/a
Ag Ounces from Production ('000s)	n/a	321 - 339	321 - 339	n/a
Total Equivalent Ounces Production ('000s)	n/a	385 - 410	385 - 410	n/a
Consolidated
Total Tonnes Processed ('000s)	1,174	1,285 - 1,356	2,459 - 2,531	2,162 - 2,283
Grade (g/t)	171	174	172	191
Recovery (%)	58	65	62	63
Ag Ounces from Production ('000s)	3,744	4,666 - 4,926	8,411 - 8,670	8,251 - 8,709
Total Equivalent Ounces Production ('000s)	4,109	5,107 - 5,397	9,217 - 9,507	8,810 - 9,299
Total Cash Costs per Payable Silver Ounce	$8.90	$8.79	$8.84	$8.61
Total Production Cost per Payable Silver Ounce	$8.94	$8.88	$8.91	$8.62
Total Production Cost per Tonne	$28.05	$31.80	$29.90	$32.38

Assumptions used for costs, equivalent ounces and by-product credits for 2012 second half outlook: MXP/USD foreign exchange rate: 13.85; Price of Silver $27.50/oz, Gold $1,600/oz, Lead $0.85/lb, Zinc $0.85/lb

LIQUIDITY

At June 30, 2012, the Company had cash and cash equivalents of $70.9 million and working capital of $94.6 million, compared to cash and cash equivalents of $91.2 million and working capital $109.7 million at December 31, 2011. Cash and cash equivalents decreased by $14.2 million during the quarter as a result of $33.1 million invested in property, plant and equipment, and mineral property interests, $3.6 million realized loss on derivative investments, offset by $23.2 million generated from operating activities and proceeds of $1.2 million from exercise of stock options.

During the second quarter, the Company expended $18.5 million on mineral properties and $14.6 million on property, plant and equipment on a cash basis compared to $6.4 million expended on mineral properties and $12.4 million expended on property, plant and equipment in the second quarter of 2011. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of Del Toro, all financed by additional operational cash flows.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $70.9 million in cash and cash equivalents at June 30, 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. The Company has plans to invest an estimated $58.5 million in construction of Del Toro’s phase one flotation circuit during 2012, of which $23.8 million has been spent during the first half of 2012. Capital requirements for the remaining two quarters of 2012 include $34.7 million earmarked for the Del Toro capital project, inclusive of exploration and development costs. Should the Company adopt additional expansion plans or if the price of silver was to drop significantly, the Company would need to consider its funding requirements relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required. As at the date of this MD&A, the Company has approximately $60.1 million in cash and cash equivalents in treasury.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2012, the Company has outstanding trade payables of $9.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $14.1 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$23,895	$23,895	$-	$-	$-
Finance lease obligations	23,298	8,881	14,094	323	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations and commitments (1)	23,017	23,017	-	-	-
Total Obligations	$77,935	$55,793	$14,094	$323	$7,725

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2012	December 31, 2011
	Cash	Trade	Trade	Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	and cash	and other	and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$14,246	$289	$(2,219)	$12,316	$1,232	$40,787	$4,079
Mexican peso	1,046	8,632	(12,829)	(3,151)	(315)	(7,433)	(549)
	$15,292	$8,921	$(15,048)	$9,165	$917	$33,354	$3,530

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2012, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 24 of the condensed interim consolidated financial statements).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended June 30, 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to June 30, 2012:

a)

On July 3, 2012, the Company completed the arrangement to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”) for total consideration of $137.0 million. Upon closing of the transaction, a total of 9,451,654 common shares of the Company and 338,295 replacement warrants were issued. As the transaction was completed subsequent to the quarter ended June 30, 2012, financial and operating results of Silvermex were not included in the Company’s condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2012. See “Acquisition of Silvermex Resources Inc.” for details;

b)

In July 2012, the Company successfully won its appeal for the 2004 tax reassessment of $0.7 million (10.0 million Mexican pesos). Final resolutions for 2005 and 2006 tax years are expected by September 2012. See note 24 of condensed interim consolidated financial statements for details;

c)	A total of 65,000 options were granted with an average exercise price of CAD$14.58 expiring in July 2017; and

d)	A total of 27,375 options were exercised for gross proceeds of CAD$237,000.

Pursuant to the above subsequent events, the Company had 115,368,226 common shares outstanding as at the date on which these condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”). The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date.

The acquisition strengthens First Majestic’s position as one of the world’s leading silver producers and adds the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and the preliminary purchase price allocation, in accordance with IFRS 3, “Business Combinations”, are estimated as follows:

Consideration:
9,451,654 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants	646
Cash paid (264.4 million Silvermex shares x CAD$0.0001 per share)	27
Total consideration	$136,990

Allocation of purchase price
Cash	$8,482
Other net working capital	(311)
Mining interests	116,567
Property, plant and equipment	11,221
Goodwill	22,955
Deposit on long-term assets	485
Decommissioning liabilities	(1,967)
Deferred tax liabilities	(20,442)
$136,990

Goodwill was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Total transaction costs for the acquisition are estimated to be $2.0 million, of which $781,000 have been incurred and expensed in the second quarter.

As the transaction was completed subsequent to the quarter, financial and operating results of Silvermex were not included in the Company’s condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2012.

As at the date these condensed interim consolidated financial statements were issued, the allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are outlined as follows. Detail explanation of these critical judgments and estimates were included in note 3 of the Company’s audited consolidated financial statements as at December 31, 2011.

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

  Commencement of commercial production and production levels intended by management

  Functional currency

  Impairment of property, plant and equipment assets and mining interests

  Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

  Estimated reclamation and closure costs

  Mineral reserve estimates

  Inventory valuation

  Valuation of share-based payments

  Income taxes

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2012.